Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

May 17, 2024

VIA EDGAR CORRESPONDENCE

Thankam Varghese
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”) File Nos. 333-273052; 811-23887

Dear Ms. Varghese:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 5, 2024 (the “Registration Statement”) and the Registrant’s prior correspondence with the Staff dated May 2, 2024 (the “May 2 Correspondence”) and the Registrant’s prior correspondence with the Staff dated May 14, 2024 (the “May 14 Correspondence,” and with the May 2 Correspondence, the “Prior Correspondences”). The Registration Statement and the Prior Correspondences relate to the Roundhill GLP-1 & Weight Loss ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff notes the first paragraph of the section entitled “Principal Investment Strategy” set forth below.

The Fund is an actively managed exchange-traded fund (“ETF”) that pursues its investment objective by seeking to provide exposure to companies involved in the development of pharmaceutical drugs and/or supplements that can be utilized to help individuals lose weight, maintain an ideal weight, and/or maintain body composition during weight loss (“GLP-1 & Weight Loss Drugs”). The Fund will focus its investments in the securities of companies that have GLP-1 & Weight Loss Drugs currently undergoing Phase I, Phase II, and/or Phase III of U.S. Food & Drug Administration (“FDA”) clinical trials, in securities of companies with GLP-1 & Weight Loss Drugs that have been approved by the FDA, and/or in securities of companies that support the manufacturing and distribution of GLP-1 & Weight Loss Drugs (“GLP-1 & Weight Loss Companies”). For non-U.S. companies that are not subject to oversight by the FDA, the Fund may classify such company as a GLP-1 & Weight Loss Company if that company’s GLP-1 & Weight Loss Drug is currently undergoing clinical trials subject to regulatory oversight by that company’s applicable food and drug regulator or if that company’s GLP-1 & Weight Loss Drug has been approved by the company’s applicable food and drug regulator. The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities of GLP-1 & Weight Loss Companies.

Rule 35d-1(a)(2) of the 1940 Act requires that a fund’s inclusion in its name of terms that suggest that the fund focuses its investments in issuers with particular characteristics requires it to adopt a policy to invest at least 80% of its assets in investments with those particular characteristics. The Staff believes that the definition of GLP-1 & Weight Loss Companies in its current form includes companies that lack a sufficiently reasonable nexus between companies with the particular characteristics suggested by the terms included in the Fund’s name (GLP-1 & Weight Loss) to be properly included in an 80% investment test that complies with the requirements of Rule 35d-1 of the 1940 Act.

Please revise such definition or modify the Fund’s name.

Response to Comment 1

Pursuant to the Staff’s comment, the first paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below.

The Fund is an actively managed exchange-traded fund (“ETF”) that pursues its investment objective by seeking to provide exposure to companies involved in the development of pharmaceutical drugs and/or supplements that can be utilized to help individuals lose weight, maintain an ideal weight, and/or maintain body composition during weight loss (“GLP-1 & Weight Loss Drugs”). The Fund will focus its investments in the securities of companies that are the acknowledged leaders in the development of GLP-1 & Weight Loss Drugs, which it defines as those companies that have GLP-1 & Weight Loss Drugs currently undergoing Phase I, Phase II, and/or Phase III of U.S. Food & Drug Administration (“FDA”) clinical trials and in securities of companies with GLP-1 & Weight Loss Drugs that have been approved by the FDA (“GLP-1 & Weight Loss Companies”).

As the Staff notes, the recently-amended Rule 35d-1(a)(2) of the 1940 Act requires that a fund’s inclusion in its name of terms that suggest that the fund focuses its investments in issuers with particular characteristics requires it to adopt a policy to invest at least 80% of its assets in investments with those particular characteristics. In the present instance, the name of the Fund includes the term “GLP-1 & Weight Loss.” These terms suggest that the Fund will focus its investments in companies that develop GLP-1 & Weight Loss drugs. Accordingly, pursuant to the requirements of Rule 35d-1, the Fund has adopted a policy to invest at least 80% of its assets in “GLP-1 & Weight Loss Companies,” as such term is defined as set forth above.

In support of its conclusion that the revised definition meets the requirements of Rule 35d-1, the Registrant cites the wide latitude given to issuers by the Securities and Exchange Commission (the “Commission”) in the adopting release to Rule 35d-11 (the “Adopting Release”). The Adopting Release is unambiguous that it is up to funds to decide how to define what companies are properly included within the scope of this 80% test, subject to a reasonability test.

“The amended rule provides fund managers with flexibility to ascribe reasonable definitions for the terms used in a fund’s name and flexibility to determine the specific criteria the fund uses to select the investments that the term describes.”2

“The amended rule is designed for funds to retain reasonable discretion in establishing their 80% investment policies, which allows funds to implement nuanced and innovative investment strategies. We also appreciate, for many terms, there will be various reasonable means of implementing an 80% investment policy that incorporates a definition or understanding of terminology that differs from another fund whose name incorporates the same terminology.”3

“Funds have flexibility to use reasonable definitions of the terms that their names use.”4

While Rule 35d-1 requires that investments included in a fund’s 80% test have a “reasonable nexus” (or “meaningful nexus,” both terms are used throughout the Adopting Release) between the investment and the investment focus suggested by the name, flexibility is once again explicitly granted to the fund to make that determination.

“[T]he plain English and established industry use requirements in the final amendments are intended to provide flexibility for funds to determine what qualifies as a reasonable nexus between a security and a given investment focus.”5

1	Investment Company Names, Investment Company Act Release No. 35000 (Sep. 20, 2023).

2	Id. at 33.

3	Id. at 33-34 (emphasis added).

4	Id. at 113.

5	Id. at 46 (emphasis added).

While the Commission explicitly declines to enumerate a list of examples of what constitutes a reasonable nexus – and goes out of its way to disclaim any requirement that a strict profit/revenue threshold must be crossed to constitute a reasonable nexus – it does provide a short list of paths it deemed acceptable to show this reasonable nexus, including the so-called “acknowledged leader” standard.

“There also may be instances where the percentage could be smaller, such as where a large company is a dominant firm in a given industry (e.g., the firm is an acknowledged leader in the industry).”6

The Registrant has revised its definition of GLP-1 & Weight Loss Companies to include only those companies that are the acknowledged leaders in the emerging GLP-1 & Weight Loss Drug industry, which the Registrant defines as those companies that are undergoing FDA (or the equivalent thereof) clinical drug trials for GLP-1 & Weight Loss Drugs or already have had GLP-1 & Weight Loss Drugs approved by their applicable regulator. Getting to the clinical trial phase is no small feat. It is the third of four stages in getting a drug approved by the FDA7 with a drug often undergoing years of research prior to getting to this stage. Given the extremely nascent days of these drugs (Ozempic was only approved for use in in adults with Type 2 Diabetes in 2017), it is very reasonable to define those companies with drugs already advanced to such a degree that they are undergoing clinical trials, or already have such drugs available in the market, as the acknowledged leaders in the industry.

Given the repeated guidance from the Commission in the Adopting Release that it is up to the funds to determine what constitutes a reasonable nexus between the terms used in their names and the application of Rule 35d-1, and the justifications set forth above, the Registrant has determined that its proposed 80% investment test complies with the requirements of Rule 35d-1.

Comment 2 – Principal Risks

The Staff notes the definition of “GLP-1 & Weight Loss Companies” set forth in the section entitled “Principal Investment Strategies.” Given that certain companies captured by that definition will derive significant profit and revenue from business lines unrelated to the development of GLP-1 & Weight Loss Drugs, please revise the section entitled “Principal Risks” to include risk disclosure highlighting that such companies may derive minimal revenue from the development of GLP-1 & Weight Loss Drugs and that the other business lines of such companies may have a significant impact on the performance of such companies, and therefore the Fund’s performance.

Response to Comment 2

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include the following disclosure:

6	Id. at 46.
7	See https://www.fda.gov/patients/learn-about-drug-and-device-approvals/drug-development-process.

LINE OF BUSINESS RISK. Certain companies included in the Fund’s portfolio will be engaged in other lines of business unrelated to the development of GLP-1 & Weight Loss Drugs, and these lines of business could adversely affect their operating results. The operating results of these companies may fluctuate as a result of these additional risks and events in the other lines of business. Despite a company’s possible success in activities linked to its development of GLP-1 & Weight Loss Drugs, there can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

Comment 3 – Ticker Symbol

The Staff reiterates the comment it gave in the May 14 Correspondence.

Response to Comment 3

The Registrant so acknowledges and reiterates the response it gave in the May 14 Correspondence.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Richard Coyle, Esq., Chapman and Cutler LLP